Filed Pursuant to Rule 433

Issuer Free Writing Prospectus

dated May 9, 2014

Registration Statement No. 333-195133

APARTMENT INVESTMENT AND MANAGEMENT COMPANY

6.875% Class A Cumulative Preferred Stock

(Liquidation Preference $25.00 per share)

FINAL PRICING TERMS

Issuer:	Apartment Investment and Management Company (“AIV”).

Security:	6.875% Class A Cumulative Preferred Stock (the “Class A Preferred Stock”).

Number of Shares:	5,000,000 shares.

Over-allotment Option:	None.

Public Offering Price:	$25.00 per share; $125,000,000 total.

Underwriting Discount:	$0.7875 per share; $3,937,500.

Net Proceeds (before expenses):	$121,062,500 total.

Maturity:	Perpetual (unless redeemed by AIV on or after May 16, 2019 or pursuant to its Special Optional Redemption Right or converted by a holder pursuant to the Conversion Right).

Trade Date:	May 9, 2014.

Settlement Date:	May 16, 2014 (T+5).[1]

Liquidation Preference:	$25.00, plus any accumulated, accrued and unpaid dividends.

Dividend Rate:	6.875% per annum of the $25.00 per share liquidation preference (equivalent to $1.71875 per annum per share), accruing from May 16, 2014.

Dividend Payment Dates:	On or about January 15, April 15, July 15 and October 15 of each year, commencing July 15, 2014.

Optional Redemption:	AIV may not redeem the Class A Preferred Stock prior to May 16, 2019, except in limited circumstances to preserve its status as a REIT and pursuant to the special optional redemption provision described below under “Special Optional Redemption.”

[1]	See below for information regarding T+5 settlement.

AIV may, at its option, redeem the Class A Preferred Stock at any time after May 16, 2019, in whole or from time to time in part, for cash at a redemption price of $25.00 per share, plus any accumulated, accrued and unpaid dividends to, but excluding, the date of redemption.

Special Optional Redemption:	Upon the occurrence of a Change of Control, AIV may, at its option, redeem the Class A Preferred Stock, in whole or in part, within 120 days after the first date on which such Change of Control occurred, for cash at a redemption price of $25.00 per share, plus, subject to exceptions, any accumulated, accrued and unpaid dividends to, but excluding, the date of redemption. If, prior to the Change of Control Conversion Date, AIV has provided or provides notice of its election to redeem some or all of the shares of Class A Preferred Stock (whether pursuant to its optional redemption right described above or this special optional redemption right), the holders of such redeemed shares of Class A Preferred Stock will not have the conversion right described below.

Conversion Rights:	Upon the occurrence of a Change of Control, each holder of Class A Preferred Stock will have the right (unless, prior to the Change of Control Conversion Date, AIV has provided or provides notice of its election to redeem some or all of the shares of Class A Preferred Stock held by such holder as described above under “Optional Redemption” or “Special Optional Redemption,” in which case such holder will have the right only with respect to shares of Class A Preferred Stock that are not called for redemption) to convert some or all of the Class A Preferred Stock held by such holder on the Change of Control Conversion Date into a number of shares of AIV’s Class A common stock per share of Class A Preferred Stock equal to the lesser of:

• the quotient obtained by dividing (i) the sum of the $25.00 liquidation preference per share of Class A Preferred Stock plus the amount of any accumulated, accrued and unpaid dividends thereon to, but excluding, the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a record date for a Class A Preferred Stock dividend payment and prior to the corresponding dividend payment date for the Class A Preferred Stock, in which case no additional amount for such accumulated, accrued and unpaid dividends will be included in this sum) by (ii) the Common Stock Price (as defined herein); and

• 1.57 (i.e., the Share Cap), subject to certain adjustments;

subject, in each case, to provisions for the receipt of alternative consideration as described in the preliminary prospectus supplement dated May 9, 2014.

Listing/Symbol:	The Issuer intends to file an application to list the Class A Preferred Stock on the NYSE under the symbol “AIVPrA”. If the application is approved, trading of the Class A Preferred Stock on the NYSE is expected to commence within 30 days after the date of the initial delivery of the Class A Preferred Stock.

CUSIP / ISIN:	03748R 762 / US03748R7623.

Use of Proceeds:	The Issuer intends to use part of the net proceeds from the offering of Class A Preferred Stock to repay indebtedness under its revolving credit facility. The Issuer intends to use the remaining net proceeds from the offering of the Class A Preferred Stock for general corporate purposes.

Sole Book-Running Manager:	Wells Fargo Securities, LLC

T+5 Settlement. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Class A Preferred Stock on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the Class A Preferred Stock initially settles in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Class A Preferred Stock who wish to trade the Class A Preferred Stock prior to their date of delivery hereunder should consult their advisors.

Capitalized terms used but not defined in this term sheet are defined in the preliminary prospectus supplement dated May 9, 2014. The issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by calling Wells Fargo Securities, LLC toll-free at (800) 326-5897. The information in this communication supersedes the information in such documents to the extent inconsistent with the information in such documents.